UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

CTC MEDIA, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

12642X 10 6

(CUSIP Number)

Marilyn W. Sonnie

Jones Day

222 East 41st Street

New York, New York 10017-6702

(212) 326-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 1, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA CTC HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Cyprus
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALFA FINANCE HOLDINGS S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization British Virgin Islands
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CTF HOLDINGS LIMITED
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Gibraltar
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 12642X 10 6	SCHEDULE 13D	Page 5 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) CROWN FINANCE FOUNDATION
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship of Place of Organization Liechtenstein
Number Of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D	Page 6 of 8

This Amendment No. 5 on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.01 par value per share (the “Shares”), of CTC Media, Inc., a Delaware corporation (the “Issuer”). This Amendment supplementally amends the initial statement on Schedule 13D, filed December 29, 2006, Amendment No. 1 on Schedule 13D, filed June 27, 2007, Amendment No. 2 on Schedule 13D, filed September 9, 2008, Amendment No. 3 on Schedule 13D, filed April 27, 2011 and Amendment No. 4 on Schedule 13D, filed May 20, 2011 (as amended, the “Existing Statement” and together with this Amendment, the “Statement”), by Alfa Capital Holdings (Cyprus) Ltd., ABH Financial Limited, ABH Holdings Corp., Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation. Except as provided herein, this Amendment does not modify any of the information previously reported in the Existing Statement.

This Amendment is being filed on behalf of each of Alfa CTC Holdings Limited, a Cyprus company (“Alfa CTC”), Alfa Finance Holdings S.A., a British Virgin Islands limited liability company (“Alfa Finance”), CTF Holdings Limited, a Gibraltar limited liability company (“CTF Holdings”), and Crown Finance Foundation, a Liechtenstein foundation (“Crown Finance” and collectively with Alfa CTC, Alfa Finance and CTF Holdings, the “Reporting Persons”).

Item 5.	Interest in Securities of the Issuer

Item 5(c) of the Existing Statement is hereby supplementally amended as follows:

On June 1, 2011, the sale of Shares held by Alfa CTC to Telcrest Investments Limited (the “Buyer”) contemplated by the share sale and purchase agreement, dated May 20, 2011, between Alfa CTC, Alfa Finance and Buyer (the “SPA”) closed, and Alfa CTC sold 39,548,896 Shares, representing all of the Shares held by Alfa CTC, to the Buyer on the terms and conditions specified in the SPA for $27.097080 per share in cash.

Item 5(e) of the Existing Statement is hereby supplementally amended as follows:

As of the closing of the SPA on June 1, 2011, the Reporting Persons ceased to be beneficial owners of any Shares.

Item 7.	Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SCHEDULE 13D	Page 7 of 8

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

ALFA CTC HOLDINGS LIMITED

June 1, 2011
Date

/s/ Maria Pitta
Signature

Maria Pitta, Director
Name/Title

ALFA FINANCE HOLDINGS S.A.

June 1, 2011
Date

/s/ Pavel Nazarian
Signature

Pavel Nazarian, Director
Name/Title

CTF HOLDINGS LIMITED

June 1, 2011
Date

/s/ Franz Wolf
Signature

Franz Wolf, Director
Name/Title

CROWN FINANCE FOUNDATION

June 1, 2011
Date

/s/ Franz Wolf
Signature

Franz Wolf, Attorney-in-fact
Name/Title

SCHEDULE 13D	Page 8 of 8

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement by and among Alfa CTC Holdings Limited, Alfa Finance Holdings S.A., CTF Holdings Limited and Crown Finance Foundation, dated as of September 9, 2008, incorporated by reference to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on September 9, 2008.

Exhibit B	A conformed copy of the Power of Attorney authorizing Franz Wolf to sign this Amendment on behalf of Crown Finance Foundation, incorporated by reference to the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on April 27, 2011.